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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

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                        PENN TREATY AMERICAN CORPORATION
                            (Name of Subject Company)

                        PENN TREATY AMERICAN CORPORATION
                                    (Issuer)

                  61/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of Class of Securities)

                                   707 874 AC7
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                  Irving Levit
                Chairman of the Board and Chief Executive Officer
                        Penn Treaty American Corporation
                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
                  (Name, address and telephone number of person
                        authorized to receive notices and
                       communications on behalf of Filing
                                     Person)
                            -------------------------

                                   Copies to:
                              Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500
                            -------------------------

                            Calculation Of Filing Fee

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                Transaction Valuation      Amount Of Filing Fee

                         N/A                       N/A
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[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        AMOUNT PREVIOUSLY PAID:                       N/A
        FILING PARTY:                                 N/A
        FORM OR REGISTRATION NO.:                     N/A
        DATE FILED:                                   N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] Third-party tender offer subject to Rule 14d-1.

         [X] Issuer tender offer subject to Rule 13e-4.

         [ ] Going-private transaction subject to Rule 13e-3.

         [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

     The following is a transcript of Penn Treaty American Corporation's Second Quarter 2002 Conference Call, dated August 1, 2002, and was prepared in a good faith effort to fairly and accurately reflect the audio material from the conference call. During the call, Mr. William Hunt inadvertently stated that our outstanding 6 1/4% convertible subordinated notes become due in December 2004. The 6 1/4% convertible notes become due in December 2003.

     Statements made during the conference call concerning Penn Treaty's planned offer of up to $74,750,000 in aggregate principal amount of 6-1/4% Convertible Subordinated Notes due 2008 in exchange for up to all of its outstanding 6-1/4% Convertible Subordinated Notes due 2003 are for informational purposes only and do not constitute an offer to purchase nor a solicitation of an offer to sell 6-1/4% Convertible Subordinated Notes due 2003 of Penn Treaty American Corporation. At the time the offer is commenced, Penn Treaty American Corporation will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the Offering Circular attached as an exhibit thereto, a related Letter of Transmittal and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offering Circular, the related Letter of Transmittal and certain other offer documents will be made available to all holders of the 6 1/4% Convertible Subordinated Notes due 2003 at no expense to them. The Tender Offer Statement (including the Offering Circular, the related Letter of Transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission's web site at www.sec.gov.
                                                     -----------

                Transcript of Penn Treaty American Corporation's
                       Second Quarter 2002 Conference Call

                                 August 8, 2002
                                  1:00 p.m. CDT
                       -----------------------------------




Moderator      Ladies and gentlemen, thank you for standing by and welcome to the Penn Treaty American Corporation Second Quarter Earnings
               Release conference call. All lines are now fully interactive.
               Later there will be a question and answer session with instructions given at that time. As a reminder, this conference is being recorded.

               I would now like to turn the conference over to our host, Executive Vice President and Chief Financial Officer, Mr. Cameron Waite. Please go ahead.

C. Waite Before we start our usual openings, certainly any statements that you hear that may be considered to be forward looking should be considered in terms of the risk factors that we put out with every press release and also with the filings that we make with the SEC. Just one add on, by way of any conversation that should take place about our convertible debt today, I do want to make sure everyone is aware that anything that's said is obviously neither an offer to purchase nor a solicitation I've been offered to sell those funds. With that being said, let me talk briefly for a moment about our financial information for the quarter. Before, I'll make a couple of introductions. Joining us on the call is Irving Levit, Chairman and CEO of Penn Treaty American Corporation, and also William Hunt, President and COO of Penn Treaty American.

               The quarter itself produced net income that frankly was very nice. It was $11.9 million versus a year ago of $2.4 million. That translated to net operating income when we exclude the benefit of what we'll all refer to as security gains from now, but I'll talk more about in a moment. Net operating income of $473,000 versus a year ago of $1.7 million. This represented $0.02 on a diluted earnings per share basis for the quarter from a net operating basis and we're pleased that in spite of not having sales growth taking place yet, we have seen positive earnings for the quarter. We're pleased to be able to see that type of response on the financials.

               In addition to net income, just some pieces of that. Premium revenue while down slightly, down about 7%, came in at $83.9 million for the quarter. Year to date we produced $168.1 million. Net investment income was up considerably and this is predominantly because of our additional funds from equity offerings over the last year, but also a combination of our experience account, which is crediting us with a significantly higher overall rate than we have experienced in the past, especially in today's interest rate environment and also the fast that the majority of our funds are now earning current yields as opposed to being invested in non-interest bearing items such as cash and/or stock as the case may be.

               Net investment income for the quarter was $1.2 million versus a year ago of $7.2 million. This is up 41% year over year. Total revenue itself was $116.5 million versus a year ago of $100.7. On the expense side, benefits to policyholders grew only by 3.8% year over year from second quarter of last year to second quarter of this year with benefits being $62.5 million this year, $60.2 million in the same quarter last year. For the six months benefits were $142.7 million versus a year ago for six months of $132.4 million. I'll talk about the loss ratio in just a moment. Overall our general and administrative expenses have continued to drop from last year, down 16% for the quarter and down nearly 16% on the year to date basis. That is excluding our expense in risk charges and exercise taxes for our reinsurance agreement, which weren't in existence this time last year.

               Other items on the balance sheet. Total assets grew at June 30th to $960.5 million. This is compared to the end of the year at $940 million. Likewise our book value per share is at $9.20 currently. Some ratios. Our loss ratio for the quarter was a little bit higher than we've seen typically, but again it's more the math than anything else. It's 74.5%. We traditionally have seen this range in the 68% to 70% range. It is down from the first quarter. The reason it's higher in the second quarter compared to a year ago when that number was around 67% is primarily as a result of two things. Number one, clearly earned premiums has reduced since a year ago as I mentioned. It's down about 7%, which is in and of itself going to take the loss ratio up.

               The other is that we continue to do a couple of things in terms of refinement on our claim reserve. This number has become significantly better for us. Our analytics are better. We found that there were cases where on our pending reserves for those claims that we know about we indeed wanted. We saw a little bit longer duration on some of those and felt that is was appropriate when we refine that data to hold a little bit higher reserve. On the other side of it though, we also found that because of the rate increases that have come into play of late and particularly in the second quarter, we have seen persistency drop a little bit. It was about 89% and this was at the end of the first quarter. It dropped to 85% in the second quarter. In and of itself this is exactly what we expected.

               Shock lapses will occur when you put that type of rate increase in. That was built into our modeling and we did expect that. The short-term result was favorable to us in terms of our loss ratio. That actually releases reserves when you drop those policyholders, although I don't think any of us will sit on this call and tell you that we would not prefer to have policyholders stay with us. Ultimately we're in business to do business and so we think that persistency going up in the long run is a good thing. We expect that it will rebound and we think that the 85% is very typical of what we would have expected for the shock lapses as I mentioned from the rate increases.

               In addition to the loss ratio, we also have our G&A ratio as I mentioned before, our expense ratio as a percentage of premium. If we exclude that of our agencies, it's really just looking at our insurance companies, subsidiaries. It's doing very well. Although premium has come down, so have our expense and our ratio is about 11.1% for the quarter. This compares to a year ago at 12.5% on premium. While we've been slowing down in terms of new business sales as we get geared up and ready to ramp up again, we've done an extremely good job of containing the costs here.

               We've been very careful not to be penny wise and pound foolish, and cut our significantly well-trained personnel and staff for example in the underwriting area. We want to make that we keep the expertise and help so that we are geared up and ready to go forward. Mr. Levit and Bill will talk about that a little bit more. When we include our agencies in our expense structure, we're about 12.9% as a percentage of premium on expenses versus a year ago of 14.4%. Again, on all counts we really have done a nice job of thinking in terms of containing the expense structure itself.

               One piece that's new for all of you and it's not in the quarter, but it is reflected on a year to date basis. It's something that you may have seen with other companies. There is a new FASB or a new accounting rule that's out and it was new for this year. It required every company to evaluate their goodwill by the end of June, which we did. We took a look at that and there are a couple of rules that you're required to follow. It's very straightforward. First of all, if in fact your market value of the company is below that of your book value, which ours was at January 1st and had carried that way throughout the rest of the six months. If that value was lower than your book value, then you're required to actually look at your goodwill on the step or at the reporting unit level, which we did, which our reporting units will be summarized as two parts.

               One is the agency purchases that we've made. The other are the insurance subsidiaries that we've bought in the past. While on a stand alone basis we feel confident that all that goodwill would be recoverable, we certainly determined that the agency purchases were well advised and the earning stream coming out of those purchases is more than sufficient to be able to handle the goodwill and to be able to continue to carry those values. We were however forced under the accounting rule to apply the negative value, the difference between book value and fair market value or our stock price, down to one of those units. We applied that to the insurance subsidiary level basically because we assumed that the price trade is under book value, mostly because of the capital issues and constraints that the company faced over the last year.

               While we applied that it does indeed require then that we would write-off in the current year or as of January 1st, we would write-down all that goodwill, which we equated to a below the line adjustment of about $5.1 million. That is a direct impact to book value, but it is once done. It is non-recurring and it is classified merely as a change in accounting principles. Again, it is not in the second quarter results. It's on a year to date basis, but it is important to point out for you.

               Secondly, from our last conference call back at the end of the first quarter we also talked extensively about our experience account and the investment credit that we received on that experience account. We realize that it's incredibly valuable to be able to separate the difference between what would normally be considered an interest component of that investment credit and what would be considered to be a market value change of that. We have found under FASB 133 that indeed the appropriate accounting there is to split that apart and so we're able to report to our investors on a regular basis those items that could be considered to be normally recurring and those items that would be outside of that. It would literally be just a matter of the market value change.

               It's extremely important to point out that there will be volatility on this portfolio. We are required since we don't have technical control of those assets and the pure accounting definition to report any market value change or that market value component through our income statement as a current period gain or loss. This is very similar to the bond market and that is that as interest rates go up the value is going to drop and we would recognize a loss. Similarly market values would go up if interest rates in general went done. That's a one time phenomenon, but the benefit that we have is that we instantly start receiving the benefit of the higher rate or the lower rate, whatever the prevailing effective rate or yield of maturity is for those similar portfolios. That's what we now received henceforward on the new market value.

               The economics of the transactions are just again as I said. It would be similar to us having the ability to constantly sell our portfolio and reinvest it at the current rate. You'll always be recognized in a gain or loss as of the time you sell it, but you'll also be getting the most up to date rates in the future. The economics of it is that you eventually have no inherent gain or loss as a result. You're getting the rate that you intended to be getting all along and so now we'll be able to show that under this accounting treatment and it should provide much more stable review if you will of what our true performance is, because with a net operating income calculation we can exclude that gain or loss and take some of the noise out of this calculation. So we're pleased that that accounting turned out the way it was. There was an awful lot of research out into it. We felt that it would be inappropriate and not financially sound to put on a hedge just to take care of the volatility when in fact long run we don't anticipate any shareholder impact because of it.

               With that, let me turn things over to talk about the marketing side of things. There's been a lot of news out of the company lately. I'd like to ask Irving Levit, Chairman and CEO, if he could bring us up to speed as far as the marketing side of the business.

I. Levit I have this little saying. "Just when I was getting used to yesterday, along came today." And along came today in a good way. We have gotten back in business in the sate of Florida. Florida was 25% of our business some years back and we intend to make it the good part of our business going forward. That's one thing; one of those stars that go up. The second star is our reinsurer. We've had an agreement to reinsure a percentage of our new business, if necessary. This is a very, very wonderful thing for us, because the growth of the company can go flying pretty good and we have to have the reserved money. There's a statutory capital strain associated with new business. Having that there for us if we need it, it's up to 50% of new business, gives us a tremendous advantage going forward. Getting together and trying to making the bond issue complete.

               Most of you or some of you are aware of is also on the ... and we're getting close to getting the thing done, getting it done proper. Of course the big thing is we have a good company, but we want it to be the greatest company and we want to do things exactly the way they have to be done, which is a task today. Today it's a different world we live in, a lot of difference as you see it. You see it with the President talking about people in business and getting the job done and handling money and so on and so forth. Some are absolutely in a bad position that they didn't ask for, but everything we do today will be done 100% correct to the best of our ability. I am as many of you a shareholder. Most of my money is invested in Penn Treaty, so you know I'm going to keep going at this job the best way that I can.

               Saying that, I'd like to turn you over to our President, Bill Hunt, who is doing a great job for us. Bill.

 B. Hunt It has been a very busy and a very fruitful three months since we last had our prior conference call back in May. After the corrective action plan was approved back in February I made mention that the company was then on a very strong foundation for future profitable growth. I can say right now that with the events of the past couple of weeks we are vastly stronger now than we were back in February and we are really ready to get back in the marketplace and begin to grow again. As Cam reported, considering that we have really begun growing in the second quarter, our financial results were as expected with a slight gain. The rate increases that we have been busily putting into effect are just beginning to be applied to the in force business.

               As we move forward in upcoming quarters I anticipate that net operating income will grow as sales grow. We're on a solid foundation for the future. Management has achieved as I mentioned several key goals in the execution of our corrective action plan. It's very important for the world to realize that we laid these goals out months ago and we've been knocking these goals off one at a time. In the business of day to day we just knock them off and keep moving, but when you sit back and you reflect upon what's actually been accomplished, a lot has happened here over the past several months. I just want to review those accomplishments real quickly.

               The first one, back on July 30th we announced an agreement with the Florida Insurance Department to recommend sales of our long-term care insurance. As you all know we've been opened in 26 states for the past several months and we've seen a steady flow of business throughout that time without any type of major ramp up. It's been steady though. We realized that getting opened in Florida was really the critical path if we were to get nationwide recommencement of our sales. During this timeframe over the past several weeks and months we here have developed an excellent relationship with the Florida Insurance Department. They're one of the strictest regulators in the country, but they're also one of the most fair.

               I'd like to thank the Florida Insurance Department, Commissioner Gallagher, Deputy Commissioner McCarty, and their staff for the time and energy and resources they applied to reviewing our corrective action plan and working with us to establish our agreements to allow us to move forward. They recognize the important coverage and service that this company provides to residents of the state of Florida and they want us to be there and they want us to be successful. Again, we really appreciate the work that they put in over the past several weeks to get us up and running again.

               We were allowed to sell through our largest insurance subsidiary, Penn Treaty Network America. That's very important, because that's where our brand is. We plan over the next several weeks to be meeting with our top MGAs in Florida and we'll be setting up seminars in all of our major agencies down in Florida over the next several weeks to kick off our sales process. Our sales and marketing team internally have been really chomping at the bits over the past several months working for this time. They're going to be unleashed and they're going to do a great job. We're really looking forward to getting back up and running in Florida again.

               We agreed to keep our growth in the balance of our current and our anticipated statutory capital position. This is all based upon our corrective action plan, so we are very, very pleased with our agreement. We are conducting weekly discussions and updates with the Florida Insurance Department to keep the abreast of what's happening and we're providing them with monthly reporting so they can monitor our progress as we go over the next several months. We welcome that. We welcome their support and we welcome their encouragement as we move forward. Our fourth Florida application actually came in the door yesterday, so the process has already begun.

               Once we received permission from the Florida Insurance Department to move forward we worked very feverously to get on the phone and start calling the other states in which we currently are not running business to let them know the news. We have received excellent feedback from each of the regulatory departments in the 22 other states which we are currently not writing at. We anticipate that over the couple of weeks we will be back up and running in a lot of those states. States like Texas and Arizona, Ohio and Tennessee; we provide them additional information and we feel very confident we'll be back up and running there soon.

               We've also corresponded with another one of our large states, California. We are aware of some additional items they need to see. We are providing that information for them in the next week and we understand what their game plan is and the amount of time it's going to take them to finalize their review of our company. All in all, as you all know, ... the regulatory process, but I'm pretty confident in saying that we should be back up in a vast majority of our states sometime within the next quarter. That's good, because as we begin to ramp up sales we begin to grow. This is going to be controlled growth. It's not going to be out of control.

               Being able to have states come online a week or two at a time and getting our sales and marketing teams out in the marketplace and getting our agencies the material they need and the education they need to get reengaged will support that controlled growth. This is all falling with in line with what we've modeled and so we're very happy about where we are right now and the prospects of moving forward. That's the update when it comes to states and our ability to grow the business. Growing the business now is the key thing. The key aspect of managing this business going forward and we will be successful.

               The second announcement, which came out about a week or so about was the announcement that stated that our reinsurance partner Centre Solutions of Bermuda Limited, the subsidiary of their financial services has exercised its option to reinsure a portion of our newly issues long-term care insurance policies. This is all subject to finalization of terms. As you recalled we were granted Centre its option as part of the agreement entered into back in February of 2002 to reinsure our in force business. This is a key feature of our future capital management strategy. We want to be able to optimize the value creation we anticipate coming in the future from sales and we have to manage our capital base accordingly.

               Our two tools from ... capital base is number one is reinsurance and number two, our ability to go back out in the marketplace and write capital sometime in the future. This particular reinsurance Treaty will allow our management, will allow us to be able to manage our growth and be able to monitor very closely our ... capital position. We can ramp up sales much quicker with this reinsurance agreement than without it. What this is going to do in my opinion. It will definitely increase agent or regulator confidence in Penn Treaty and will have a positive impact on sales. When our agents go out in the marketplace they are constantly and this goes back into the past as well as currently, they're constantly in competitive situations with agents representing much larger companies. They try to put Penn Treaty not to be a small company.

               By having a reinsurance agreement with a company the size of Centre that takes that argument out of the way. Penn Treaty is going to be there to support our policy ... in the future and now with additional reinsurance from Centre, they will be there also to support claims in the future. We view this as a very, very positive tool for us to be able to get out and ... sales process. We've agreed to ... to all the terms of the agreement. We just need a little bit of time to dot some i's and cross some t's, and I fully anticipate that we'll have the final terms completed by the end of the month. We'll announce that accordingly.

               The third item I want to comment upon was on the press release, which came out yesterday evening, where the company announced a planned exchange offer to the holders of our convertible debt, which become due December of 2004. Our Board of Directors authorized yesterday the planned exchange offer after receiving expressions of interest and good ... terms from our current policyholders. The announced exchange offer is designed to maximize participation by the current bondholder base. It's very important that be the case. They will have a par piece of paper and they're going to have potential upside going down the road. So we feel very good about the opportunity for them.

               Our board believes that the exchange offer provides a long-term solution to Penn Treaty's liquidity challenges while also providing value for both our bondholders and our stockholders. Value is created for several reasons. Number one; the enhanced credit profile of the company with Standard & Poor's ... All of our goals as you all know have been run past our rating agencies. Everything that we're doing, that we have done, and we continue to do are done with an eye on improving our ratings and getting our ratings back up to where we want them to be. But value is also created by improving regulatory relations. Again, all of our plans have been ... through with all of our key regulators and every regulator we have spoken to speaks very highly and us very supportive of this restructure. This will also increase agent confidence and the financial stability of the company. Again, that too will also have a positive impact on sales.

               This also removed the refinancing concerns, which in my opinion have to press our share price. There's been overhang in our share price. The certainty of whether we're going to be able to write $75 million and what we're going to do with this debt offering. This removes that uncertainty. Most importantly it really knocks this out of the way and allows our management team to focus on growing our long-term care insurance business, which is really what we're in the market to do and really wouldn't you all want to see it be able to be successful ... This is a key part of the restructuring of our balance sheet. After this is over with we become a growth story and we'll be able to grow this business very successfully.

               Let me review very briefly the terms of the exchange offer. To the holders of our current $74.75 million convertible debt, they'll be able to convert that into convertible notes due in October of 2008. That date wasn't just randomly chosen. That date was chosen based upon the fact that it'll be a year after our planned commutation of the reinsurance of our in force book of business, which is currently with Centre Solutions. At that point in time as you've heard us mention we anticipate that the business will be at a four to one statutory capital of the risk base capital ratio and will possibly be in the dividend paying mode. Thus, allowing the liquidity to be able to possibly pay off the debt at that point in time.

               The notes have two-year ... protection with a mandatory conversion feature after two years if the shares have a 15-day trading average at 10% above the conversion price. The goal for us is to become debt free at some time. There's a possibility that we cam become debt free sooner than October of 2008 and we think this provides that opportunity. Now for our shareholders we feel there's a tremendous value being created here for them as well. We do recognize there is a dilutive effect to what we're proposing here. The dilutive effect of this offer is about 17% off of our current book value per share, which as Cam mentioned is $9.20 a share. The book value when doing the math comes out to be about $7.62, but this offer will unlock value.

               It'll unlock value by positioning our company to grow and the value will be created by being able to drive off our ability to generate sales for the long-term care insurance. Keep in mind that $7.62 is accretive to our market value right now. Quite frankly this company for years, the stock of this company for years has been trading at a discount of the book value. What we're doing right now through this restructuring is recalibrating book value of the company. The goal is to have the stock of this company trading at a multiple of book value and not at discounted book value. This restructuring gives us this opportunity, so I feel very, very good about this opportunity and what this does for our shareholders as well as our bondholders.

               The other thing is that we know the cost of the restructuring today. I personally feel it was very important for us to come up with this solution now instead of waiting another quarter or two quarters or three quarters, because the longer this would drag on, the more uncertainty would be ... into our share price and the share price would languish. Again, my opinion. We feel very good about this.

               It's a great foundation for our future and we hope that we get full participation by our bondholders over the next 30 days.

               A couple of other items I want to touch upon real quickly we are working on in between all these other items. We are working on a couple of new sales and marketing opportunities to expand our distribution and I would expect that there's a possibility that in one or two ... they come to fruition sometime within the next quarter. We're not standing still. We are moving forward and we're thinking about growth. We are also in the process of recruiting additional management talent to help supplement the very strong management team we have here right now. As you look to reemerge back in the marketplace there will be needs and opportunities to bring in talented people from outside the organization with other experiences to help supplement the management team we have here. We are in the process of recruiting those folks now.

               Another item I want to touch upon very quickly is our rate increases. As we've been reporting the past several quarters, we have been in the process of implementing rate increases. We currently have 91% of the premium that we're hoping to get rate increases on have been approved. Over 50% of our policyholders have received their notices and it's been applied into our system. To give you a sense of what's happening with that, 71% of the policyholder base we've notified have taken their rate increases out to the post, 20% have modified their benefits, but have kept their coverage.

               As we mentioned before, we felt giving our policyholders options to keep their coverage even though they may not be able to afford some of the rate increases was very important, because we feel it's important to provide coverage for our policyholders when they need that coverage most. So 20% of our policyholder base who have received their notifications have modified their benefits. Roughly 9% have lapsed and that 9% number is up a little bit from where we were a few months ago, but well within the parameters of what we ... and what we expect. So we feel very good about that. There's still an additional I feel 2% to 3% upside possibility in getting additional premium rate increases approved. We have a couple of states we're still working with. I feel confident we'll be able to get their approvals over the upcoming weeks.

               Those are all the most current issues that are occurring and most current events. As I was sitting last night thinking about what's happened here, I want to focus my final comments here over the next couple of minutes on really reviewing over the last 15 months. It's really been dramatic what's happened here at Penn Treaty over the last 15 months. It's been a complete turnaround. What I want to do very briefly is to recap the accomplishments of our management team, because as I said before the point of what we're doing here is reestablishing credibility for this management team. I knew when I first came onboard that we had a lot of challenges financially with our balance sheet and trying to get company righted to be able to move forward, but I also understood the great challenge of trying to restore credibility to our management team.

               This management team here has done a great job or reestablishing that credibility based upon the accomplishments of the past 15 months. Real briefly let me run through those. Back in May of last year we have a successful rights offering. We raised $26 million of capital at the time at $2.20 a share. What that ... was time to develop our corrective action plan. The backbone of that corrective action plan came through our greatly enhanced financing modeling capability; a capability the company wouldn't have that sophistication before. That's through our relationship now with the internationally renowned ... firm, Milman, who is with us every step of the way as we move forward. From that modeling we were able to determine the proper pricing of our in force business. We've gone forward and filed for and are receiving as I just mentioned the rate increases we needed to be able to properly calibrate the in force business to generate value for our shareholders. One of the myths that was dispelled from that entire process was the myth that Penn Treaty was a substandard company who under-priced products just to gain market share. That's been completely blown out the window. We're here to fulfill .... We always will be. We were in the past and will continue to be. We arranged capital through the fall of last year through the disposition of non-core assets.

               We greatly enhanced our policyholder protection by developing a creative reinsurance relationship with a global financial services leader, Centre Solutions. That's the cornerstone of our corrective action plan. We got that corrective action plan approved by our domestic regulatory, the Pennsylvania insurance department. How very important is that? At that time our risk base capital ratio were 750%, stronger than they've even been here over the past several years. We placed the company on a very strong platform for future growth and we got a ratings upgrade right away, a very important event.

               Moving forward from there we removed the going concern opinion and I don't have to tell this audience that in this environment today for a company to receive a going concern opinion and to get that removed within one year is a monumental event and so we're very happy about that. We did that by improving our liquidity position, by being able to raise capital again at $4.75, almost double when we raised capital at the rights offering. Through the process we've established very strong relationships with key regulators and accordingly we gained the approval to reconnect sales in Florida as I just mentioned. As Mr. Levit mentioned, Florida represents 25% of our past sales volume in a given year. That was a key event and we're looking forward to being able to optimize that opportunity going forward.

               We've solidified our relationship with Centre with the exercise of their option to provide us ... insurance on a perspective business. That's a very key event, because it again reemphasized to the world that our value proposition here at Penn Treaty, our business plans are being validated by someone much bigger than us, someone who wants to be with us to support us as we grow to penetrate the long-term care insurance marketplace, and we will be successful. Finally, with the exchange offer being out there for our convertible debt we're now in the process of finalizing the restructuring of our balance sheet. My hat's off to this management team and to all of our advisors who assisted us along the way. It's been a true team effort. We're only just begun now and I'm looking forward to taking Penn Treaty to new highs.

               As we emerge in the future we're going to take the best from the past, the fact that we are a product innovator of long-term care insurance, that we have underwriting excellence second to none, that we have service second to none to both our agents and to our policyholders, and that we are a sales driven organization. We're taking all those aspects from the past and we're coupling that now with greatly enhanced financial discipline to be able to drive value to all of our stakeholders. I'm very excited about our future. We are the long-term care insurance superstore. You've heard Mr. Levit say that for years and years now. We still are. Guess what? We're back open for business. We're very happy and very confident about our future.

               At this point I'd like to turn it over for questions and answers. Thank you.

Moderator      Our first question today comes from the line of Lee Calful from
               Macadia. Please go ahead.

E. Jacobs      This is actually Eric Jacobs. I work with Lee here in at Macadia
               Research Group. Let me just get this straight. Right now pro forma if we were just to take care of all this dilution. You guys came out at $7.62. I have about $7.58 in terms of current book value with all that dilution baked in. Is that about right?

C. Waite       That's about right.

E. Jacobs      Can you just talk briefly about your outlook once we get all states online. Once we get all the states on, can you talk about what you think premium growth will be over the next say two quarters? Then that'll give me a flavor and feel as to how much I think book can actually grow over the next year in addition to this and the stock is still trading at $4.00. I'm interested in your talking me through what kind of growth prospects you think you have once you have all your states online. Then also, Cam, if you could just talk a little bit about how that affects the DAC.

C. Waite You said a very key word there, Eric, and that is what are the growth prospects. Clearly with not only the states that have been open for the last several months, but now with Florida. Florida is highly respected, particularly given its regulatory environment, the people that are there, but also the high concentration of long-term care policyholders that are in that state. There are an awful lot of states that look to Florida to really watch to see what they do and how they proceed forward. Obviously that was a clear signal from Florida that things were ready to move forward, but Florida saw the same things that we did. That is while the prospects are extremely good, especially as more and more states come on.

               The prospects for growth literally ramp back up very, very quickly. However, with that being said, the company clearly and Florida recognized this too; the company clearly has a model in mind in terms of what that growth will be. While we're not going to lab numbers out there necessarily, the answer is it will take there is no question in our mind that we will ramp up. We're not going to be back to full run rate within two months. That's just not going to happen and quite frankly we don't want it to happen either. We want to be able to grow in synch with our capital support that we have on a statutory basis. This is something that now we have the analytics available to us.

               We have the actual modeling available to us to be able to foresee ahead of time what that surplus strain is going to be from that new business and be able to handle it accordingly. On a GAAP basis it's going to be just fine. Our expectations is that the profitability will merge as it always had and quite frankly based upon the pricing that we have on our new product line we anticipate that nay growth that's ... is going to be quite profitable. We're very pleased with the margins that are in there. We can back to our full run rate and likely over about a 12 month to 15 month time period. That's probably the most reasonable expectation. To suggest otherwise would probably not be the most financially prudent thing that the company could do. It's going to be conservative when we first start out. Florida expects that and we expect that.

I. Levit Cam, may I just interrupt for one second. The thing about the growth of the company is we have a lot of people that have been waiting for us to get our product back to them. The reason is really it's one of the top products on the street today and we have people that have been with the company a long time. None of the agents have lost their commissions through this whole problem that we had, this situation that we had. To actually tell you in dollars and cents exactly what that growth will be is not a possible choice, but it will be good. It will be good. More important it will be top, top business and that's the most important. Go ahead, Cam.

C. Waite That's a very good input on that. Also, Eric, you asked about what the impact would be on DAC. Just for everybody's education, DAC literally is the deferral of the portion of commissions and operating expenses that are considered to be a variable component of new business production. In other words, GAAP is designed to spread the profitability or have the level emergence of profits from business come through over the length of the policy. From a DAC perspective the more business you write if you think about it easily, the more business you write you're going to have higher for sure commissions. You're going to show a higher commission percentage of premium.

               In turn your DAC allows you to defer that expense or that commission, and put it onto your balance sheet to be amortized on a level basis over the remaining life of the policy. What that means from a DAC perspective and hopefully I'm addressing the question properly for you is that when you start writing a lot more new business you start generating more DAC. When you have less new business you start to recognize more amortization of your existing DAC. In our particular case if you look over the last year you've seen more DAC coming back onto the income statement by way of expense and bringing that DAC asset down over time.

               Again, what you really need to be able to do is look at a combination of your commission expense and your DAC, which will generally be fairly level. You'll see anywhere from 25% to 33% let's say on a net basis between those two. Again, the higher your commissions are as a percentage of premium, generally speaking the higher of a credit you're going to have on a DAC basis having more deferral than you do amortization and vise versa. The lower your commissions are you're generally are going to recognize or be able to see through and see more amortization of the existing DAC asset as expense is coming in.

E. Jacobs      Then with regard to as you guys were hedging the potential for growth, because I understand you're trying to work within statutory guidelines, you could support maybe $95 to $100 million in premium growth a quarter. Correct?

C. Waite I'll tell you what. If we announce that we're doing $100 in premium growth a quarter we're going to have a lot of regulators talking to us. In our hay day, in our biggest production point, we've had a little shy of $100 million worth of new production annually, which I think is what you meant.

E. Jacobs      You had said over the course of 12 months or so.

C. Waite What I mean by that is in order to get back up to an annual run rate equal to what we used to be I would envision that that would take at least 12 months. It'll likely take a little longer than that.

E. Jacobs      Because of the statutory limitations?

C. Waite Yes, because of the statutory limitations. As Mr. Levit just mentioned, you have agents out there that are very eager, have been very loyal to the company and are excited. Frankly the reinsurance agreement with Centre exercising their option, we're pleased about that because we don't need to say to the agents hold back. We can let agents go out and do what they're best at and we'll manage the capital side. Part of managing that capital is this reinsurance agreement. It provides a valuable outlet to us.

E. Jacobs      I was just trying to clarify that, because you don't need to get back to that level to start putting up some pretty nice numbers and growing book value actually.

C. Waite That's absolutely right and our modeling suggests just that. It's not about just grow, grow, grow. It's about put it on profitably and manage your capital base, and provide a good return to your shareholders while making sure you don't get into water on the statutory side. You're right.

E. Jacobs      It sounds like all you need is the states to clear and it sounds like you're on your way. I look forward to hearing more good news come out, and good luck getting over the hurdles you've gotten over so far.

Moderator      Our next question is from the line of Ellis Smith with Mesner and
               Smith.

E. Smith My question has a little conjecture in it, but with the possibility of Conseco entering bankruptcy during the next few months, what effect would such a filing have on the other insurers in the long-term care market?

I. Levit I don't think it should affect the marketplace. Conceso had other problems and not the insurance. From what I understand the insurance business was okay with them. They have other problems and that put them in the position they were in. Is that what you understand, Cam?

B. Hunt Their challenge is really as everyone knows revolves around their capital structure and a heavy debt burden they have at the parent company level. Having said that, though, you never want to see any competitor fall into bad times. Having said that though, we as other competitors have to be aware of what's happening and be ready to capitalize on opportunities. We'll be monitoring the Conseco situation very closely over the next several weeks and months. The same way this company fell on some tough times just 15, 18 months ago, that shakes the confidence of agents. A lot of agents who are affiliated with Conseco are calling us... about our organization's ability to be around. We have to be cognizant of that and be ready to look at opportunities to expand our distribution with being able to position distribution out there. We're monitoring it very closely.

E. Smith Second question. What percentage of the long-term care market from your viewpoint does Conseco have?

C. Waite What we'd probably like to do is to turn this back a little bit towards Penn Treaty. Conseco has traditionally been one of the largest players, as has Penn Treaty. Conseco has a book of business that is about twice the size of ours. They are about one half the size of GE who is the industry's largest player. Again, while Conseco has items about it in the news constantly, the impact on the insurance market we hope will certainly not be adverse to the industry as a whole, as Bill said, just as ours wasn't in the last year. I'm sure Conseco is working hard o take care of their issues and we'll obviously try to capitalize on opportunities to show that Penn Treaty is the best player in the marketplace as we always have.

I. Levit Conseco has about $900 million of annualized premium in force right now. As Cam said, they're probably the number two player out there. In terms of sales last year they were the number two player behind GE Capital. They wrote about just under $100 million of business last year. There are opportunities for consolidation in the business and we'll keep our eyes open on those opportunities as time goes on.

Moderator      We have a question from the line of Seth Homit from RRH. Please go ahead.

S. Homit I own some bonds. Have we determined how many people are committed to this deal already?

C. Waite No. We have not. Like Bill mentioned before, it's our hope and I know the board intentionally ticked the offer, the exchange rate, in a way that they felt that it would be an extremely high participation rate. Over the course of the next 30 days as we prepare the SEC required filings we'll certainly be able to start compiling much more of what the general interest level is, but again we expect from the information that's been shared with us and people's feelings along the way is that these are very powerful numbers.

B. Hunt Just an update on that, because Cam may not be aware. I was in contact this morning with our financial advisor from Philadelphia Brokerage, Bob Fisk. Bob did make mention to me that he has received several phone calls today so far from bondholders expressing great interest and expressing somewhat happiness of the terms that are out there. Again to reiterate what we've said before, we anticipate strong participation and from what we're seeing at least early that could come to fruition.

S. Homit For those who don't participate in this process, do you have any plan on how to deal with the few bondholders out there who don't?

C. Waite Certainly we have considered that. We prefer not to comment along that at this point other than to say that we personally think they'd miss out on a great opportunity.

Moderator      Our next question is from the line of Peter Morgantini who is a private investor. Please go ahead.

P. Morgantini  A couple of quick questions. You mentioned that you know what
               California's timeframe is, but you didn't say what that timeframe is. Can you just elaborate a little bit on that? For the bond re-issuance in the press release it mentions a two-year call. Can you elaborate on the terms of the two-year call please?

C. Waite I'll cover the second question. I'll let Bill talk about California in a moment. In terms of the two-year call the expectation is that we wanted to be able to offer call protection to the bondholders. We clearly recognize that the premium on the stock especially when you compare it to book value should be quite appetizing if you will. Secondly, we thought that the coupon rate especially in today's environment is appealing to people. We believe that the two year opportunity or two year call protection provides an awful lot of incentive to bondholders to recognize that it's likely for the stock to appreciate in value, at least we expect that it will over that timeframe. That mandatory conversion after that point in time provides the company fairly good expectations that this will indeed convert. Frankly that is our expectation. We want that to occur. We tried to balance everything there, but the two-year call protection is there literally to entice bondholders to see the value of this offer and to partake if you will.

B. Hunt With regard to California, as I've mentioned, we're conducting dialogue with them for months now, getting the information, answering questions, getting them additional information based upon their requests. Based upon our most recent correspondence, which was the same day in which Florida provided us with their agreement to recommence sales, I believe California regulators were very happy to see that. We had some additional things that we had to get to them. We have committed internally to get those items to the California department by around the 15th, which is a week from today I believe. From that point we're going to work as hard as we can to provide the California department everything they need and answer their questions, and to be able to get them comfortable to allow is to return there.

               Again, it's tough to prognosticate this, but we can probably get through ... within about maybe a 48-week process beyond the 15th. Could it be a little bit sooner? It could. Could it be a little bit longer? It could. The one thing I've learned after being in this business for 17 or 18 years is that when you're working with a regulatory environment there are 50 independent regulators out there. They all have their laws. They supply mandatory statues. They all have their processes. You work very patiently with them.

               You help them get to where they're going, because they're providing a very valuable service to the public and you want to have the regulators on your side and supporting you as you go forward. That's the bottom line. We're going to do whatever it takes to get California back as soon as possible, because California is a very important marketplace for us. We have a lot of great agents out there who have been very, very patient, very supportive of us. So we want to get them back in business as soon as possible.

P. Morgantini  I think you guys are doing a great job and keep the good news coming.

Moderator      We have a question from the line of Tyson Housley from Healthy
               Advisory Management. Please go ahead.

T. Housley     You mentioned that you thought going forward that your stock would create at a premium to book and assuming of course that sales do come back and earnings, etc., can you explain why you thin that would be the case again?

B. Hunt I anticipate that it will and again that's all...continue to execute our business plan. As we're able to ramp up sales and sales of products which have the problem margins based into them as we know they're there and the marketplace gains more confidence in our management team at being able to execute our plans on a quarter to quarter basis, and we can show good growth and earnings per share, the opportunity to be trading at a multiple of book is very, very feasible. There are other comparables out in the marketplace who I feel do a very good job in some cases who are trading at a multiple of book right now. We have the characteristics to do much better than those companies.

               The opportunities to trade at a multiple of book are there. It's just a question of executing your business plan, making sure that the business you're putting on the books is profitable, and you gain the credibility and the confidence of the marketplace that when we put a plan together we're going to execute it. That's what this whole process has been for the past 15 months is credibility building, getting ourselves in a platform so that we can go out and do what we do best and that is sell service to administer long-term care insurance. We do that to the volumes in which we did in the past, the multiple of book I anticipate that to be a reality.

I. Levit From being in the business since 1972 we've also learned a lot about it. I would say we're better today regarding the premiums that we have to take and so on and so forth than we've ever been in the past. We have the top actuaries with us and that goes a great way into making this thing work.

Moderator      Gentlemen, there are no further questions at this time. Please continue.

C. Waite If there aren't any additional questions we certainly thank you for joining us today. On behalf of Irv Levit and Bill Hunt and myself, we certainly appreciate the support that's been shown to us by our shareholders, by our bondholders, and by our policyholders and agents. The company has a great story to tell. We are acting on that plan and we will continue to do so for you. Thank you and have a great afternoon.

Moderator      Ladies and gentlemen, this conference will be available for
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                                       END